MAG SILVER CORP. Suite 770, 800 West Pender Street, Vancouver, BC, Canada V6C 2B5 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

June 23, 2010

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland & Labrador

Prince Edward Island Securities Office

MAG Silver Corp.
Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting of shareholders of MAG Silver Corp. (the "Company") held on June 22, 2010.

The matters voted upon at the meeting and the results of the voting were as follows:

Item 1: Setting the Number of Directors of the Company

By way of ballot, the setting of the number of directors of the Company to eight (8) was approved. The total votes cast by all Shareholders present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	31,497,774	77.74%
Votes Against	9,018,061	22.26%
Total Votes Cast	40,515,835	100.00%

Item 2: Election of Directors and Approval of Nominees as Directors

By a vote by way of show of hands, the following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed:

Eric H. Carlson	Jonathan A. Rubenstein
Richard M. Colterjohn	Derek C. White
R. Michael Jones	Frank R. Hallam
Daniel T. MacInnis
Dr. Peter K. Megaw

MAG Silver Corp.

Item 3: Appointment of Auditors

By a vote by way of show of hands, Deloitte & Touche LLP were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company.

Item 4: Amendment of the Company’s Stock Option Plan

By way of ballot, the amendment of the MAG Silver Corp. Stock Option Plan, as amended and restated on March 24, 2009, in the manner described in the Management Information Circular dated May 21, 2010, was approved. The total votes cast by all Shareholders present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	19,080,508	53.41%
Votes Against	16,646,835	46.59%
Total Votes Cast	35,727,343	100.00%

Item 5: Continuation of the Company's Shareholder Rights Plan

By way of ballot, the confirmation, ratification and continuation of the MAG Silver Corp. Shareholder Rights Plan dated August 3, 2007 (the “Rights Plan”), in the manner described in the Management Information Circular dated May 21, 2010, was approved. The total votes cast by Independent Shareholders (as defined in the Rights Plan), being all Shareholders present in person or by proxy, were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	23,294,656	65.20%
Votes Against	12,432,687	34.80%
Total Votes Cast	35,727,343	100.00%

Yours very truly,

MAG SILVER CORP.

/s/ “Daniel T. MacInnis”

Daniel T. MacInnis
President & CEO